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                                                                    EXHIBIT 23.1

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
R. G. Barry Corporation:

We consent to incorporation by reference in Registration Statement Nos. 33-23567, 33-23568, 33-67594, 33-67596, 33-83252, 333-06875, 333-28671,
333-81105, 333-90544 and 333-111100 on Forms S-8 and S-3 of R. G. Barry
Corporation of our reports dated April 1, 2004, relating to the consolidated balance sheets of R. G. Barry Corporation and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows and related financial statement schedules for each of the fiscal years in the three-year period ended January 3, 2004, which reports appear in the 2003 annual report on Form 10-K of R. G. Barry Corporation.

Our report dated April 1, 2004 contains an explanatory paragraph that states the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 5 and 19 to the consolidated financial statements, the Company has failed to meet a number of covenants under its Revolving Credit Agreement, has suffered recurring losses from operations, and has entered in to a new financing agreement that does not contractually obligate the lender to advance funds to the Company. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Columbus, Ohio
April 2, 2004